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BOSTON, MASSACHUSETTS  02108-3194
________

TEL: (617) 573-4800
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www.skadden.com

July 27, 2012

John M. Ganley Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	BlackRock Preferred Partners LLC
File Nos. 333-173601 & 811-22550

Dear Mr. Ganley:

We received oral comments from you on July 19, 2012 and July 20, 2012 to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed by BlackRock Preferred Partners LLC (the "Fund") on June 8, 2012 (the "Amendment"), containing the Prospectus for the Fund.  We have considered your comments to the Amendment and, on behalf of the Fund, our responses to these comments are set forth below.

These changes will be reflected in the Fund's definitive Prospectus, which the Fund intends to file pursuant to Rule 497 under the Securities Act of 1933, as amended (the "Securities Act"), on or about the date hereof.

For ease of reference, we have included your comments below followed by our responses.

John M. Ganley
July 27, 2012

Comments and Responses

1.           In the section of the Prospectus captioned "Eligible Investors," the Fund states, "Other categories of 'accredited investor' or other eligible investor standards applicable to companies and other investors are set forth in the Subscription Agreement."  Inasmuch as the reference to "other eligible investor standards" refers to standards other than meeting the qualifications of an "accredited investor" that would make an investor eligible to invest in the Fund, please explain to us why such other standards are appropriate.  Alternatively, please delete the reference to "other eligible investor standards."

The Fund deleted the reference to "other eligible investor standards."

2.           The Prospectus discloses that the initial term of the Fund's Expense Limitation Agreement expires on March 31, 2013.  If you wish to reflect the effect of the Fund's Expense Limitation Agreement in the "Summary of Fund Expenses," please extend the term of the Fund's Expense Limitation Agreement to at least one year from the effective date of the Amendment and revise the disclosure in the Amendment accordingly.  Please file the revised Expense Limitation Agreement as an exhibit to a post-effective amendment to the Fund's registration statement filed under Rule 462(d) of the Securities Act.

The Fund made the requested changes.  Post-Effective Amendment No. 2 to the Fund's registration statement, filed solely to add the revised Expense Limitation Agreement as an exhibit pursuant to Rule 462(d) of the Securities Act, accompanies this letter.

***

John M. Ganley
July 27, 2012

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,
/s/ Kenneth E. Burdon
Kenneth E. Burdon